





UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Brokers Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Xanadu Place
(No. and Street)

Jupiter	FL	33477
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lawless — 561-406-2242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Road #218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Lawless _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinel Brokers Company, Inc. _____, as of March 22 _____, 20 22 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President
_____
Title



Notary Public



Victor J. Ramirez
Notary Public
State of Florida
My Commission Expires 07/06/2025
Commission No. HH 149241

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of **Sentinel Brokers Company, Inc.**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Sentinel Brokers Company, Inc.** (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2021 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Sentinel Brokers Company, Inc.'s auditor since 2018.
Margate, Florida
March 29, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2021

ASSETS

Current assets:

Cash and cash equivalents	$	788,310
Commisions receivable		50,386
Receivable from officer		38,865
Prepaid expenses and other current assets		12,659
Total current assets		890,220
Property, plant and equipment, net		571
Deferred tax asset		37,524
Total assets	$	928,315

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$	35,886
Accrued payroll		64,692
Total current liabilities		100,578

COMMITMENTS AND CONTINGENCIES (Note 5)

Stockholders' equity

Common stock, 200 shares authorized, 100 shares issued and outstanding (100 on December 31, 2021)	100
Additional paid-in capital	1,564,624
Accumulated deficit	(736,987)
Total stockholders' equity	827,737

Total liabilities and stockholders' equity	$	928,315

The accompanying notes are an integral part of this financial statement

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2021

Revenue:		
Commission Revenue	$	869,826
Total revenue		869,826
Costs and expenses:		
Payroll and related costs		845,693
Trade processing fees		185,713
Professional Fees		28,350
Dues and subscriptions		28,582
Licenses and permits		25,127
Other operating expenses		49,182
Depreciation		1,141
Total costs and expenses		1,163,788
Operating loss		(293,962)
Other income (expense):		
Interest income		12,998
Interest expense		(1,521)
Realized gain on marketable securities		96,219
Gain on extinguishment of debt		115,365
		223,061
Loss from operations before income taxes		(70,901)
Income tax benefit		37,524
Net loss	$	(33,377)

The accompanying notes are an integral part of this financial statement

Sentinel Brokers Company, Inc.
<u>Financial Statements</u>
Statement of Cash Flows
For the Year-Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(33,377)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,141
Realized gain on marketable securities		96,219
Gain on extinguishment of debt		(115,365)
(Decrease) increase in asset		
Commissions receivable		46,775
Receivable from officer		(3,606)
Prepaid expenses and other current assets		(12,659)
Deferred tax asset		(37,524)
Increase in liabilities:		
Accounts payable and accrued payroll		10,821
Net cash used in operating activities		(47,576)
Cash flows from investing activities:		
Sale of marketable securities		870,534
Net cash provided in investing activities		870,534
Cash flows from financing activities:		
Shareholder distributions		(1,401,247)
Proceeds from capital contribution		1,000,000
Net cash used in financing activities		(401,247)
Net increase in cash		421,712
Cash and cash equivalents at beginning of year		366,598
Cash and cash equivalents at end of year	$	788,310

The accompanying notes are an integral part of this financial statement

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2021

| | Common Stock | | Additional Paid- | Accumulated | |
	Shares	Amount	in Capital	Deficit	Total
Balance, December 31, 2020	100 $	100 $	564,624 $	697,637 $	1,262,361
Captial contribution, net	-	-	1,000,000	-	1,000,000
Shareholder distributions	-	-	-	(1,401,247)	(1,401,247)
Net loss	-	-	-	(33,377)	(33,377)
Balance, December 31, 2021	100 $	100 $	1,564,624 $	(736,987) $	827,737

The accompanying notes are an integral part of this financial statement

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2021.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which the company expects to be entitled in exchange for those goods or services.

Brokerage Commissions

The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trading Income and Dividend Income

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair as determined by management, which approximates estimated realizable value. It is reasonable possible that a change in such estimates may occur in the near term. During 2021, the Company sold all of its marketable securities resulting in a realized gain of $96,219.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis and accelerated basis over the estimated useful life of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the economic life of the improvements or the term of the lease.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Hilltop Securities, Inc. ("Hilltop"). The Company's clearing and execution agreement provides that Hilltop's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop records customer transactions on a settlement date basis, which is generally two business days after the trade date. Hilltop is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Hilltop may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop is charged back to the Company.

The Company, in conjunction with Hilltop, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring

adjustments of collateral levels. Hilltop establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.

Cash and Equivalents

The Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash equivalents are money market funds and brokerage account balances.

Income Taxes

Effective July 1, 2011, the Company elected to be taxed as an "S" Corporation for federal and state income tax purposes. As an S Corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholder of the Company. The Company is subject to state and local income taxes in various states.

Effective May 12, 2021, the Company elected to be taxed as an "C" Corporation for federal and state income tax purposes. The Company is subject to federal and state income taxes. The Company accounts for income taxes under the provisions of ASC 740, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

In accordance with ASC 740, Accounting for Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense. At December 31, 2021 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability. The availability of observable inputs can vary from security to security and is affected by the wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in

the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bonds, or single-name credit default swap spread and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Exchange-Traded Equity Securities
Generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

Municipal Bonds
The fair value of municipal bonds are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments.

The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bod, or single-named credit default swap spreads and

recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 or the fair value hierarchy.

During 2021, the Company sold all of its marketable securities resulting in a realized gain of $96,219.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Hilltop. Hilltop carries all of the accounts of such customers and maintains and preserves such books and records.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $738,118, which was $638,118 in excess of its required net capital of $100,000. The Company had a percentage indebtedness to net capital of 13.63% as of December 31, 2021.

5. COMMITMENTS AND CONTENGICIES

During 2021, the Company occupied no office space and has no outstanding leases.

6. DEBT

In 2020, the Company received loan proceeds in the amount of approximately $114,124 under the Paycheck Protection Program ("PPP") with a fixed rate of 1% and a 60-month maturity term. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. These funds were used for payroll, benefits, rent, mortgage interest, and utilities. During 2021, accumulated principal and interest of $115,365 was forgiven and recognized as a gain on the accompanying statement of operations.

7. INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized.

The following is a summary of the components giving rise to the income tax provision (benefit) for the year ended December 31, 2021:

The benefit for income taxes consists of the following:

Current:	
Federal	$ -
State	-
Total	-
Defered:	
Federal	(37,524)
State	-
Total	(37,524)
Total Tax Expense (Benefit)	$ (37,524)

Individual components of deferred tax assets and liabilities are as follows:

Deferred Income Tax Assets

Net Operating Loss & other Carryforwards	$ 37,524
Gross Deferred Tax Assets	37,524
Less: Valuation Allowance	-
Net Deferred Tax Assets	37,524
Deferred Tax Liabilities:	-
Total Non-Current Deferred	-
Net Deferred Income Tax Assets	$ 37,524

The 2017 Tax Cuts and Jobs Act repeals the corporate alternative minimum tax (AMT) and permits existing minimum tax credits carryovers to offset the regular tax liability for any tax year. Further, the credit is refundable for any tax year beginning after December 31, 2017 and before December 31, 2021 in an amount equal to 50 percent of the excess of the minimum tax credit over regular liability. Any remaining credit will be fully refundable for the year ended December 31, 2021. As of December 31, 2021 the Company had $0 of minimum tax credit.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The legislation significantly changed U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. The Act permanently reduced the U.S. corporate income tax rate from a maximum of 35% to a 21% rate, effective January 1, 2018.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in response to the economic uncertainty resulting from the COVID-19 pandemic. The CARES Act includes many measures to assist companies, including temporary changes to income and non-income based laws, some of which were enacted as part of the Tax Cuts and Jobs Act of 2017 ("TCJA"). Some of the key changes include eliminating the 80% of taxable income limitation by allowing corporate entities to fully utilize NOLs to offset taxable income in 2018, 2019 and 2020, allowing NOLs originating in 2018, 2019 and 2020 to be carried back five years, enhanced interest deductibility, and retroactively clarifying the immediate recovery of qualified improvement property costs rather than over a 39-year recovery period. During the year ended December 31, 2021, the Company was not able to benefit from these provisions. The Company will continue to monitor additional guidance issued and assess the impact that various provisions will have on its business.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the year ended December 31, 2021 the Company recognized no interest and penalties.

At December 31, 2021, the Company has $176,396 in federal net operating loss carryforwards ("NOLs"), respectively, available to reduce future taxable income. Under the provisions of the Internal Revenue Code, the net operating losses are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2018-2021 generally remain open to examination by major taxing jurisdictions to which the Company is subject.

8. RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company was owed approximately $39,000 from its CEO and largest shareholder for items the Company purchased on his behalf. This amount is recorded in the accompanying balance sheet as Receivable from officer.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 29, 2022, the date these financial statements were issued, and determined that no addition disclosure is necessary.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2021

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the year ended December 31, 2021

Total Stockholders' equity:		$	827,737
Deduct ownership equity not allowable for Net Capital			-
ADD:			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
Other (deductions) or allowable credits (List)			-
Total capital and allowable subordinated liabilities			827,737
DEDUCT:			
Total non-allowable assets from Balance Sheet	89,619		
Secured demand note deficiency			
Commodity futures contracts and spot commodities - proprietary capital charges			
Other (deductions) and/or charges			(89,619)
Net Capital before haircuts on securities positions		$	738,118
Haircuts on securities (computed where applicable pursuant to 15c3-1(f))			
Contractual securities commitments			
Subordinated securities borrowings			
Trading and investment securities			
Exempted securities			
Debt securities			
Options			
Other securities			
Undue concentration			
Other (List)			-
Net Capital		$	738,118

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtness)	$	6,705
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed	$	100,000
Net capital requirement (greater of line 18 or 19)	$	100,000
Excess net capital	$	638,118
Net capital less greater of 10% of total aggregate indebtedness or 120% of line 19	$	618,118

Computation of Aggregate Indebtedness

Current liabilities from Balance Sheet	100,578
ADD:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts (list)	-
Total aggregate indebtedness	100,578
Percentage of aggregate indebtedness to net capital	13.63%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	0.00%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FormX-17A-5 Part IIA filing.

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Statement Related to Uniform Net Capital Rule
As of and for the year ended December 31, 2021

Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The name of the clearing firm is Hilltop Securities.

Sentinel Brokers Company, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2021

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2021

March 23, 2022

To Whom it May Concern:

Sentinel Brokers Company, Inc.'s; EXEMPTION REPORT

Sentinel Brokers Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R., 240.17a-5, "Reports to be made by certain broker-dealers"). This exemption report was made as required by 17 C.F.R., 240.17a-S(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R., 240.15c3-3 under the provisions of 17 C.F.R, 240.15c3-3(k)(2)(ii):

2) The Company met the identified exemption provision in 17 C.F.R, 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Joseph Lawless, swear that, to the best of my knowledge and belief: this Exemption Report is true and correct.



Joseph Lawless, President



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Stockholders'
of **Sentinel Brokers Company, Inc.**:

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Sentinel Brokers Company, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Sentinel Brokers Company, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) **Sentinel Brokers Company, Inc.** stated that **Sentinel Brokers Company, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Sentinel Brokers Company, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Sentinel Brokers Company, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 29, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com


ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
of **Sentinel Brokers Company, Inc.:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by **Sentinel Brokers Company, Inc.** and the SIPC, solely to assist you and SIPC in evaluating **Sentinel Brokers Company, Inc.'s** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. **Sentinel Brokers Company, Inc.'s** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on **Sentinel Brokers Company, Inc.'s** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of **Sentinel Brokers Company, Inc.** and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 29, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com